1 | P a g e

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	June 30,	December 31,
		2015	2014

ASSETS
Current assets
Cash and cash equivalents		$40,535	$36,868
Restricted cash		1,304	1,573
Funds receivable from payment processors		5,190	6,691
Accounts receivable		2,216	2,305
Prepaid expenses and other assets		4,043	1,134
Total current assets		$53,288	$48,571

Non-current assets
Property and equipment		1,570	1,856
Intangible assets		18,373	18,320
Goodwill		7,130	7,130
Deferred tax assets		2,349	3,492
Long-term investment		5,000	5,000
Other assets		334	692
Total non-current assets		$34,756	$36,490
Total assets		$88,044	$85,061

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		$4,424	$6,260
Payable to loyalty program partners		38,747	36,030
Current portion of other liabilities		1,246	1,285
Total current liabilities		$44,417	$43,575

Non-current liabilities
Deferred tax liabilities		397	-
Other liabilities		269	269
Total non-current liabilities		666	269

Total liabilities		$45,083	$43,844

SHAREHOLDERS’ EQUITY
Share capital	4	60,258	61,084
Contributed surplus		11,084	11,985
Accumulated other comprehensive loss		(319)	(354)
Accumulated deficit		(28,062)	(31,498)
Total shareholders’ equity		$42,961	$41,217
Total liabilities and shareholders’ equity		$88,044	$85,061
Guarantees, Commitments and Contingencies	7
Subsequent Event	12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | P a g e

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the six months
		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2015	2014	2015	2014
REVENUE
Principal		$64,930	$67,908	$127,555	$124,070
Other partner revenue		2,951	2,516	7,427	4,592
Interest		17	21	33	40
Total Revenue	9	$67,898	$70,445	$135,015	$128,702

EXPENSES
Direct cost of principal revenue		56,577	59,638	112,393	109,627
Employment costs		5,823	6,151	11,747	11,656
Marketing and communications		399	328	674	526
Technology services		361	280	631	499
Depreciation and amortization		883	544	1,760	1,088
Foreign exchange (gain) loss		(141)	62	(5)	(6)
Operating expenses		1,455	1,482	2,708	2,628
Total Expenses		$65,357	$68,485	$129,908	$126,018

OPERATING INCOME		$2,541	$1,960	$5,107	$2,684

Interest and other income		-	-	-	(5)
OPERATING INCOME BEFORE INCOME TAXES		$2,541	$1,960	$5,107	$2,689

Income tax expense		820	740	1,671	1,026
NET INCOME		$1,721	$1,220	$3,436	$1,663

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss: Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $41 and income tax recovery of $161, respectively, for the three and six months ended June 30, 2015 (2014: expense of $110 and recovery of $8)		115	305	(445)	(21)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $85 and $173, respectively, for the three and six months ended June 30, 2015 (2014 – recovery of $53 and $123)		236	147	480	342

Other comprehensive income for the period, net of income tax		$351	$452	$35	$321

TOTAL COMPREHENSIVE INCOME		$2,072	$1,672	$3,471	$1,984

EARNINGS PER SHARE
Basic earnings per share	5	$0.11	$0.08	$0.22	$0.11
Diluted earnings per share	5	$0.11	$0.08	$0.22	$0.11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | P a g e

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share	Contributed	Total	Unrealized	Accumulated	Accumulated	Total
(Unaudited)	Capital	Surplus	Capital	losses on	other com-	deficit	shareholders’
				cash flow	prehensive		equity
				hedges	loss

Balance at December 31, 2014	$61,084	$11,985	$73,069	$(354)	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	-	3,436	3,436

Other comprehensive income	-	-	-	35	35	-	35
Total comprehensive income	-	-	-	35	35	3,436	3,471
Effect of share option compensation plan	-	503	503	-	-	-	503
Effect of RSU and PSU compensation plan	-	568	568	-	-	-	568
Share issuances – share options	574	(303)	271	-	-	-	271
Share issuances – RSUs	416	(416)	-	-	-	-	-
Share capital held in trust	(1,106)	-	(1,106)	-	-	-	(1,106)
Shares repurchased	(710)	(1,253)	(1,963)	-	-	-	(1,963)
Balance at June 30, 2015	$60,258	$11,084	$71,342	$(319)	$(319)	$(28,062)	$42,961

Balance at December 31, 2013	$58,693	$10,381	69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	1,663	1,663

Other comprehensive income	-	-	-	321	321	-	321
Total comprehensive income	-	-	-	321	321	1,663	1,984
Effect of share option compensation plan	-	407	407	-	-	-	407
Effect of RSU & PSU compensation plan	-	404	404	-	-	-	404
Share issuances – share options	197	(110)	87	-	-	-	87
Share issuances - RSUs	80	(80)	-	-	-	-	-
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at June 30, 2014	$58,239	$11,002	$69,241	$(24)	$(24)	$(34,519)	$34,698

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | P a g e

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	Note	For the three months		For the six months
		ended		ended
		June 30,	June 30,	June 30,		June 30,
		2015	2014	2015		2014

Cash flows from operating activities
Net income for the period		$1,721	$1,220	$3,436		$1,663
Adjustments for:
Depreciation of property and equipment		281	260	550		512
Amortization of intangible assets		602	284	1,210		576
Unrealized foreign exchange (gain) loss		579	40	(417)		56
Equity-settled share-based payment transactions	6	570	481	1,071		811
Deferred income tax expense		710	682	1,527		945
Unrealized net loss on derivative contracts designated as cash flow hedges		477	616	47		437
Changes in non-cash balances related to operations, exclusive of effects of business combination	8	(7,840)	1,500	(119)		(4,742)
Net cash provided by (used in) operating activities		$(2,900)	$5,083	$7,305		$258

Cash flows from investing activities
Acquisition of property and equipment		(148)	(199)	(264)		(336)
Additions to intangible assets		(799)	(434)	(1,263)		(784)
Long-term investment		-	(1,500)	-		(1,500)
Acquisition of business, net of cash acquired		-	(1,511)	-		(1,511)
Changes in restricted cash		1,000	-	250		-
Net cash provided by (used in) investing activities		$53	$(3,644)	$(1,277)		$(4,131)

Cash flows from financing activities
Proceeds from exercise of share options		40	14	271		87
Shares repurchased	4	(1,095)	-	(1,963)		-
Purchases of share capital held in trust	6	(1,106)	(731)	(1,106)		(731)
Net cash used in financing activities		$(2,161)	$(717)	$(2,798)		$(644)

Net increase (decrease) in cash and cash equivalents		$(5,008)	$722	$3,230		$(4,517)
Cash and cash equivalents at beginning of the period		$46,128	$58,945	$36,868		$64,188
Effect of exchange rate fluctuations on cash held		(585)	(53)	437		(57)
Cash and cash equivalents at end of the period		$40,535	$59,614	$40,535		$59,614

Interest Received		$17	$20	$33		$45

Taxes Paid		$-	$-	$(176)	$	(3)

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 | P a g e

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada, M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2015 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and effectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2014 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements for the three and six months ended June 30, 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 5, 2015.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

The notes presented in these second quarter 2015 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2014, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2014. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2014.

6 | P a g e

New standards and interpretations not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15). On July 22, 2015, the IASB confirmed they had decided to defer the effective date of IFRS 15 by one year. As such, the standard is mandatorily ef- fective for the annual periods beginning on or after January 1, 2018.

•	IFRS 9, Financial Instruments (IFRS 9)
•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

These changes are described in detail in the Corporation’s 2014 annual report.

4. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2014	15,649,085	$61,084
Exercise of share options	93,014	574
Repurchase of common shares	(182,015)	(710)
Share capital held in trust	-	(690)

Balance at June 30, 2015	15,560,084	$60,258

Common shares	Number	Amount
Balance at December 31, 2013	15,359,903	$58,693
Exercise of share options	42,704	197
Share capital held in trust	-	(651)

Balance at June 30, 2014	15,402,607	$58,239

At June 30, 2015, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid

On February 4, 2015, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid (“NCIB”) to repurchase up to 782,504 of its common shares (the "Repurchase"), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

7 | P a g e

The Company repurchased an aggregate of 92,718 and 182,015 common shares, at an aggregate purchase price of $1,095 and $1,963, for the three and six months ended June 30, 2015. As at June 30, 2015 an aggregate of 182,015 common shares were cancelled, resulting in a reduction to stated capital and contributed surplus of $710 and $1,253, respectively. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended June 30	2015	2014
Net income for the period	$1,721	$1,220
Weighted average number of common shares outstanding – basic	15,614,542	15,401,248
Effect of dilutive securities – employee stock options	51,452	243,592
Weighted average number of common shares outstanding – diluted	15,665,994	15,644,840
Earnings (loss) per share:
Basic	$0.11	$0.08
Diluted	$0.11	$0.08

For the six month period ended June 30,	2015	2014
Net income for basic and diluted earnings per share available to common shareholders	$3,436	$1,663
Weighted average number of common shares outstanding – basic	15,640,421	15,384,557
Effect of dilutive securities – share-based payments	73,078	268,962
Weighted average number of common shares outstanding – diluted	15,713,499	15,653,519
Earnings per share - reported
Basic	$0.22	$0.11
Diluted	$0.22	$0.11

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

8 | P a g e

A total of 613,904 and 643,790 options were out of the money for the three and six months ended June 30, 2015 (2014 – 125,083; 125,586) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

6. SHARE-BASED PAYMENTS

As at June 30, 2015, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	June 30, 2015	June 30, 2014

Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,369,128)	(1,236,628)
Net options authorized	880,872	1,013,372
Less: options issued & outstanding	(790,120)	(555,964)
Options available to grant	90,752	457,408

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the six months ended June 30, 2015 and 2014 were calculated using the following weighted assumptions:

For the six month period ended June 30	2015	2014
Dividend yield	NIL	NIL
Risk free rate	0.51%	1.20%
Expected volatility	40.39%	36.63%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of June 30, 2015 and 2014, and changes during the years ended on those dates is presented below.

9 | P a g e

	2015		2014

		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	547,289	$15.34	478,593	$10.13
Granted	375,906	$12.34	125,083	$30.84
Exercised	(124,415)	$5.81	(47,628)	$5.32
Expired and forfeited	(8,660)	$6.44	(84)	$9.02
Balance at June 30	790,120	$15.51	555,964	$15.20
Exercisable at June 30	291,117	$15.07	238,797	$9.69

Weighted average fair value of options granted		$3.85		$9.57

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	92,181	1.69	$9.70	92,181	$9.70
$10.00 to $14.99	430,055	4.22	$12.18	62,740	$11.25
$15.00 to $19.99	143,553	2.73	$15.97	94,757	$15.94
$20.00 and over	124,331	3.72	$30.84	41,439	$30.84
	790,120			291,117

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan (the “Share Unit Plan”), under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. A total of 8,616 and 112,250 RSUs have been granted for the three and six months ended June 30, 2015 (2014 – 79,446 and 115,504 RSUs and PSUs). As at June 30, 2015, 280,153 RSUs and PSUs were outstanding (2014 – 225,626).

	Number of RSUs
	and PSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2015	228,035	$ 20.38
Granted	112,250	$ 12.66
Vested	(52,456)	$ 12.39
Forfeited	(7,676)	$ 21.11
Balance at June 30, 2015	280,153	$ 18.76

	Number of RSUs and	Weighted Average Fair Value
	PSUs	(in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	115,504	$26.30
Vested	(10,613)	$9.96
Forfeited	(5,703)	$16.44
Balance at June 30, 2014	225,626	$20.38
10 | P a g e

Included in the table above are 73,758 PSUs which were granted to certain employees in 2014. These PSUs vest on a graded basis over a five year period, provided that certain non-market performance metrics are met annually. The fair value of each PSU is determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the three and six month periods ended June 30, 2015, the Corporation has made one purchase of the Corporation’s common shares for a total of 87,535 (2014 - 32,000) common shares at an aggregate purchase price of $1,106 (2014 - $731). As at June 30, 2015, 155,291 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $570 and $1,071 for the three and six month periods ended June 30, 2015 (2014 - $481 and $811).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$2,063	$809	$801	$224	$211	$18
Principal revenue(2)	551,237	75,010	138,826	123,533	101,868	112,000
	$553,300	$75,819	$139,627	$123,757	$102,079	$112,018

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Six months ended
For the period ended June 30,	2015	2014	2015	2014
Decrease (increase) in funds receivable from payment processors	$(930)	$(1,231)	$1,501	$2,189
Decrease (increase) in accounts receivable	(72)	(596)	89	(458)
Decrease (increase) in prepaid expenses and other assets	(1,989)	201	(2,909)	(188)
Decrease (increase) in other assets	363	(30)	358	(62)
(Decrease) increase in accounts payable and accrued liabilities	377	889	(1,836)	(348)
(Decrease) increase in other liabilities	(702)	(553)	(39)	(480)
(Decrease) increase in payable to loyalty program partners	(4,887)	2,820	2,717	(5,395)
	$(7,840)	$1,500	$(119)	$(4,742)
11 | P a g e

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

	Three months ended		Six months ended
For the period ended June 30,	2015	2014	2015	2014

Revenue
United States	$60,470	$59,261	$117,103	$110,511
Europe	5,336	10,155	14,154	16,245
Canada and other	2,092	1,029	3,758	1,946
	$67,898	$70,445	$135,015	$128,702

Revenue
United States	89%	85%	87%	85%
Europe	8%	14%	10%	13%
Canada and other	3%	1%	3%	2%
	100%	100%	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At June 30, 2015, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended June 30, 2015, there were three (2014 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these three partners represented 69% (2014 – 77%) of the Corporation’s total revenue.

For the six month period ended June 30, 2015, there were three (2014 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 66% (2014 – 86%) of the Corporation’s total revenue.

10. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximate their carrying values at June 30, 2015 due to their short-term maturities.

12 | P a g e

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at June 30, 2015 and December 31, 2014 are as follows:

As at June 30, 2015	Level 1	Level 2	Level 3(ii)	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$96	$-	$96

Investment in China Rewards (ii)	-	-	5,000	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(505)	-	(505)
	$-	$(409)	$5,000	$4,591

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$208	$-	$208

Investment in China Rewards (ii)	-	-	5,000	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(665)	-	(665)
	$-	$(457)	$5,000	$4,543

(i)	The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

(ii)	The valuation technique used by the Corporation for the Investment in China Rewards was a market-based approach.

There were no transfers of fair value measurement between level 1, 2 and 3 of the fair value hierarchy in the periods ended June 30, 2015 and December 31, 2014.

13 | P a g e

11. RELATED PARTIES

A member of the Corporation’s Board of Directors is the President of Ariad Custom Publishing Limited (“Ariad”). The Corporation has entered into a twelve month agreement with Ariad whereby Ariad will provide, effective January 1, 2015, digital marketing software to the Corporation. The Corporation may terminate the agreement by providing 60 days written notice. For the six months ended June 30, 2015, the Corporation has paid Ariad $50 for the use of the digital marketing software. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Corporation has an investment in China Rewards. As at June 30, 2015, the Corporation had a receivable balance of $92 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transaction.

12. SUBSEQUENT EVENT

Subsequent to the end of the quarter, on July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada (“RBC”), in which the following three credit facilities will become available to the Corporation:

  Revolving term facility (“Facility #1”) of $6,000 available until July 2, 2016.

  Term loan facility (Facility #2’) of $7,500 to be utlitized solely for the purposes of financing the cash consideration relating to acquisitions made by the Company. This facility is available until July 2, 2016.

  Term loan facility (“Facility #3”) of $7,000 to be utilized solely for the purposes of repurchasing the Corporation’s common shares. This facility is available until March 8, 2016.

The aggregate borrowings outstanding under both Facility #2 and Facility #3 must not exceed $7,500. There have been no borrowings to date under these facilities.

14 | P a g e